UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. _)

 DSW INC.
(Name of Issuer)

Class A Common Stock, without par value
(Title of Class of Securities)

23334L102
(CUSIP Number)

September 16, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

CUSIP No. 23334L102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ann Deshe
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER	129,555
6.	SHARED VOTING POWER	0
7.	SOLE DISPOSITIVE POWER	214,007
8.	SHARED DISPOSITIVE POWER	118,085
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	432,092 *
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [x]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4%*
12.	TYPE OF REPORTING PERSON* IN
* Does not include an aggregate of 2,774,597 Class A Shares issuable upon conversion of outstanding Class B Shares (including Class B Shares issuable upon conversion of outstanding warrants) beneficially owned by the reporting person.  None of such Class B Shares are currently convertible or convertible within 60 days into Class A Shares and therefore, none of the underlying Class A Shares are beneficially owned by the reporting person.

CUSIP No. 23334L102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ari Deshe
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER	5,207
6.	SHARED VOTING POWER	0
7.	SOLE DISPOSITIVE POWER	130,619
8.	SHARED DISPOSITIVE POWER	0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	130,619*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [x]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%*
12.	TYPE OF REPORTING PERSON* IN
 * Does not include an aggregate of 867,292 Class A Shares issuable upon conversion of outstanding Class B Shares (including Class B Shares issuable upon conversion of outstanding warrants) beneficially owned by the reporting person.  None of such Class B Shares are currently convertible or convertible within 60 days into Class A Shares and therefore, none of the underlying Class A Shares are beneficially owned by the reporting person.

SCHEDULE 13G

CUSIP No. 23334L102

Item 1.

(a)	Name of Issuer:

DSW Inc.

(b)	Address of Issuer’s Principal Executive Offices:

810 DSW Drive, Columbus, Ohio 43219

Item 2.

(a) through (c):

This Schedule 13G is being filed by Ann Deshe and Ari Deshe, United States citizens with a principal address at 16047 Collins Ave., Apt 1104, Sunny Isles Beach, FL 33160

(d)	Title of Class of Securities:

This filing relates to Class A Common Shares, without par value (the “Class A Shares”) of DSW Inc.  Class B Common Shares without par value (“Class B Shares”) of DSW Inc. are convertible into Class A Shares on a one-for-one basis.

(e)	CUSIP No.:

23334L102

Item 3. If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act.

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act.

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act.

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	[ ]	An investment advisor in accordance with section 240.13d-1(b)(1)(ii)(E).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)	[ ]	A parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G).

(h)	[ ]	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)	[ ]	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a) Total amount beneficially owned by the two reporting persons: 562,711 Class A Shares.

(b)	Percent of class: 1.8% (based on 31,945,041 Class A Shares outstanding as of September 16, 2011 according to information provided by the issuer).

(c)	For the number of shares as to which the reporting persons currently have beneficial ownership, see cover pages.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [ ]

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of September 26, 2011.

/s/ Ann Deshe
Name: Ann Deshe

/s/ Ari Deshe
Name: Ari Deshe

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of DSW Inc.

EXECUTED as of this 26th day of September, 2011

/s/ Ann Deshe_______
Name: Ann Deshe

/s/ Ari Deshe________
Name: Ari Deshe